Obtaining Control of Credit Suisse Global Small Cap Advisor

 As of April 30, 2007, National Financial Services Corp FBO Customers ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of October 31, 2007, Shareholder owned 17,238.543 shares of the Fund, which represented 51.69% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.